Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SF-3

Barclays Dryrock Funding LLC

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Asset-Backed Securities	Asset-Backed Notes	(1)	457(s)		$	$			$

Total Offering Amounts:								$0.00			0.00
Total Fees Previously Paid:
Total Fee Offsets:											0.00
Net Fee Due:											$0.00

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Offering Note(s)

(1)	An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933, as amended.